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Writer’s Direct Number (212) 756-2431	Writer’s E-mail Address andre.weiss@srz.com

July 28, 2005

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Jennifer G. Williams

Re:	Horizon Lines, Inc.
Registration Statement on Form S-1
Filed March 2, 2005
File No. 333-123073

H-Lines Finance Holding Corp.
Registration Statement on Form S-4
Filed March 30, 2005
File No. 333-123682

Horizon Lines Holding Corp. and
Horizon Lines, LLC
Registration Statement on Form S-4
Filed March 30, 2005
File No. 333-123681

Dear Ms. Williams:

Please note that concurrently with our submission of this letter, Horizon Lines, Inc. (the “Company”) has filed, via the EDGAR system, Amendment No. 3 (“Amendment No. 3”) to its Registration Statement on Form S-1 (File No. 333-123073), filed on March 2, 2005 (the “Registration Statement”), Horizon Lines Holding Corp. has filed a quarterly report on Form 10-Q for the quarter ended June 26, 2005 and H-Lines Finance Holding Corp. has filed a current report on Form 8-K containing a report to its bondholders for the quarter ended June 26, 2005. By hand delivery, we will be sending you a blacklined copy of Amendment No. 3, which has been marked to indicate the changes from Amendment No. 2 to the Registration Statement, as well as a copy of such Form 10-Q and Form 8-K.

Please note that Amendment No. 3 reflects a revised structure for the initial public offering of Horizon Lines, Inc. and includes financial information for the period ending June 26, 2005.

This letter memorializes the telephone conversation between Johanna Vega Losert and Eric Piasta of this Firm, in which we indicated our belief that Horizon Lines Holding Corp. and Horizon Lines, LLC are not required to file a post-effective amendment to their Registration Statement on Form S-4 (File No. 333-123681) which was declared effective on July 1, 2005. The basis of that belief is as follows:

•	The exchange offer that was commenced by Horizon Lines Holding Corp. and Horizon Lines, LLC upon the effectiveness of their Registration Statement on Form S-4 is scheduled to expire on July 31, 2005 and is expected to be consummated on August 1, 2005. The financial statements included in that Form S-4 will not be stale at any time during the pendency of the exchange offer. Horizon Lines Holding Corp. and Horizon Lines, LLC are not required to include financial information for the quarter ended June 26, 2005 in filings with the Commission until August 10, 2005.

Securities and Exchange Commission

July 28, 2005

•	Investors can obtain updated financial information with respect to the quarter ended June 26, 2005 (including management’s discussion and analysis) with respect to Horizon Lines Holding Corp. and Horizon Lines, LLC by referring to the Form 10-Q for the quarter ended June 26, 2005 that was filed today.

•	Because of the nature of the exchange offer (exchanging identical registered notes for restricted notes), the additional information does not appear to be material to any decision by a noteholder as to whether or not to tender into the exchange offer.

***

Please do not hesitate to contact the undersigned at (212) 756-2431 or James Nicoll, of this Firm, at (212) 756-2497 with any questions or comments regarding any of the foregoing.

Very truly yours,

/S/    ANDRÉ WEISS

André Weiss

cc:	Johanna Vega Losert, Securities and Exchange Commission
M. Mark Urbania, Horizon Lines, Inc.
Robert S. Zuckerman, Horizon Lines, Inc.
James Nicoll, Schulte Roth & Zabel LLP